NeuroSense Therapeutics Ltd.

11 Ha-Menofim Street, Building B

Herzliya 4672562 Israel

January 26, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Alan Campbell

Re:	NeuroSense Therapeutics Ltd.
Registration Statement on Form F-3 Filed January 19, 2023
File No. 333-269306

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NeuroSense Therapeutics Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Time on January 30, 2023, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Sarah C. Griffiths of Covington & Burling LLP at (212) 841-1013 and that such effectiveness also be confirmed in writing.

Respectfully,

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
Name:	Alon Ben-Noon
Title:	Chief Executive Officer and Director

cc: Sarah C. Griffiths, Covington & Burling LLP